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       FORM 4                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
---------------------                                Washington, D.C. 20549                         ------------------------------
[X]Check this box if no                                                                             OMB Number:         3235-0287
   longer subject to                                                                                Expires:     December 31, 2001
   Section 16.  Form 4                                                                              Estimated average burden hours
   or Form 5 obligations                                                                            hours per response.........0.5
   may continue.  SEE                                                                               ------------------------------
   Instruction 1(b).                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
                         Section 17(a) of the Public fo the Public Utility Holding Company Act of 1934
                                       or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting     2.  Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
   Person*                               Symbol                                           to Issuer
                                         Ravenswood Winery, Inc. (RVWD)                                 (Check all applicable)
   William R. Hambrecht                                                                ____Director      _X_ 10% Owner

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   (Last)         (First)  (Middle)  3.  IRS or Social         4.  Statement for       ____Officer (give        __ Other (specify
                                         Security                  Month/Year                     title below)               below)
   539 Bryant Street, Suite 100          Number of                 January 2001
                                         Reporting                                              ____________________________
                                         Person
                                         (Voluntary)
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                  (Street)                                     5.  If Amendment,       7.    Individual or Joint/Group Filing
                                                                   Date of Original          (Check Applicable Line)
                                                                   (Month/Year)               _X_   Form filed by One Reporting
                                                                                              ___   Form filed by More than One
   San Francisco    CA      94107                                                                   Reporting Person
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   (City)         (State)     (Zip)
                                                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.    Title of Security                 1. Trans-  1. Trans-    1. Securities Acquired (A) 1. Amount of  1. Owner-    1. Nature of
(Instr. 3)                                 action     action       or Disposed of (D)         Securities    ship         Indirect
                                           Date       Code         (Instr. 3, 4 and 5)        Beneficially  Form:        Beneficial
                                                      (Instr.                                 Owned at      Direct       Owner-
                                                      8)                                      End of Month  (D) or       ship
                                          (Month/                                                           Indirect
                                           Day/                             (A) or            (Instr. 3     (I)
                                           Year       Code  V      Amount    (D)   Price      and 4)        (Instr. 4)   (Instr. 4)
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common stock                              1/3/01      S            100,000    D    $11.38        0              D
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common stock                                                                                  388,500(1)        I        As manager
                                                                                                                         of W.R.
                                                                                                                         Hambrecht +
                                                                                                                         Co., LLC

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(1) Mr. Hambrecht is the Manager of W.R. Hambrecht + Co., LLC ("LLC") and has shared voting and dispository power over the 388,500 shares of Ravenswood Winery, Inc. beneficially owned for purposes of Section 16 directly by the LLC.  Mr.
Hambrecht indirectly holds a 16.5% interest in the LLC and, accordingly, disclaims beneficial ownership of all but
64,103 shares held by the LLC.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.      PAGE 1 OF 2(Over)
*  If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                               SEC 1475 (3-99)



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FORM 4 (continued)     Table II -- Derivative  Securities Acquired, Disposed of, or Beneficially Owned
                                   (E.G., puts, calls, warrants, options, convertible securities)
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1. Title of     1. Conver-   1. Trans-    1. Number of     1. Date Exer-    1. Title and   1. Price  1. Number  1. Owner 1. Nature
   Derivative      sion or      action       Derivative       cisable and      Amount of      of        of di-     ship     of In-
   Security        Exercise     Date         Securities       Expiration       Underlying     Deri-     riva-      Form     direct
   (Instr. 3)      Price of   (Month/        Acquired (A)     Date             Securities     vative    tive       of De-   Benefi-
                   Deri-         Day/        or Disposed   (Month/Day/Year)    (Instr. 3      Secur-    Secur-     riva-    cial
                   vative        Year)       of (D)                            and 4)         ity       ities      tive     Owner-
                   Security                                                                   (Instr.   Bene-      secur-   ship
                                                                                              5)        ficially   ity:     (Instr.
                                                                                                        Owned      Direct   4)
                                                                                                        at End     (D) or
                                                                                                        of Month   Indirect
                                                                                                        (Instr. 4) (1)
                                                           Date     Expira-         Amount or                      (Instr. 4)
                                                           Exer-    tion    Title   Number of
                                 Code   V     (A)   (D)    cisable                  Shares
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Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ William R. Hambrecht      2/28/01
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                                 ------------------------      ------
                                                                                             **William R. Hambrecht        Date

Note:  File three copies of this Form, one of which must be manually signed.  If space insufficient, SEE Instruction 6 for procedure.

Potential persons who are to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                              PAGE 2 OF 2
                                                                                                                    SEC 1475 (3-99)
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